

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 14, 2017

Via E-mail
Daniel Bernstein
President and Chief Executive Officer
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

Re: **Bel Fuse Inc.**
Registration Statement on Form S-3
Filed June 12, 2017
File No. 333-218663

Dear Mr. Bernstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Laura R. Kuntz, Esq.
Lowenstein Sandler LLP